UNITED STATES                        OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION   OMB Number:  3235-0058
Washington, D.C.  20549              Expires:	January 31,2002
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FORM 12b-25                          SEC FILE NUMBER
NOTIFICATION OF LATE FILING             CUSIP NUMBER 87157J106

(Check one) []Form 10-K  []Form 20-F  [X]Form 11-K  []Form 10-Q []Form N-SAR

For Period Ended: December 31, 1999
           []Transition Report on Form 10-K
           []Transition Report on Form 20-F
           []Transition Report on Form 11-K
           []Transition Report on Form 10-Q
           []Transition Report on Form N-SAR
           For the Transition Period Ended:________________

    Read Instruction (on back page) Before Preparing Form.
                   Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________

PART I - REGISTRANT INFORMATION
______________________________________________________________
Full Name of Registrant

Syncor International Corporation
______________________________________________________________
Former Name if Applicable

______________________________________________________________
Address of Principal Executive Office (Street and Number)

6464 Canoga Avenue, Woodland Hills, CA 91367
______________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[X]    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The completion of the audit of the Syncor International Corporation Employees' Savings and Stock Ownership Plan (the "Plan") for the fiscal year ended December 31, 1999 will be delayed because the Plan's trustee in 1999, Merrill Lynch Trust Company, FSB, has not been able to timely deliver to Syncor the financial documents necessary to conduct the audit. Syncor typically receives the audit documents on or before June 1, but as of June 26, 2000, Syncor has not received the documents. Merrill Lynch has informed Syncor that it cannot provide the documents until, at the earliest, July 5, 2000. As a result, Syncor's independent auditors, KPMG LLP, has informed us that it cannot complete the audit in time for Syncor to file the Form 11-K by June 28, 2000.

A copy of the letter from Merrill Lynch explaining why it cannot provide the documents is attached as Exhibit A. A copy of the letter from KPMG LLP explaining why it cannot complete its audit before June 28, 2000 is attached as Exhibit B.

                      Potential persons who are to respond
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SEC 1344 (2-99)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Michael E. Mikity     (818)              737-4610
    (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required
    under Section 13 or 15(d) of the Securities    [X] Yes  [] No
    Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the
    preceding 12 months or for such shorter period
    that the registrant was required to file
    such report(s) been filed?  If answer is no,
    identify report(s).
    _____________________________________________________________

(3) Is it anticipated that any significant
    change in results of operations from the       [] Yes  [X] No
    corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
_____________________________________________________________________________

                 SYNCOR INTERNATIONAL CORPORATION
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   June 26, 2000                   By /s/ Michael E. Mikity
                                              Michael E. Mikity
                                              CFO & Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                           ATTENTION
   Intentional misstatements or omissions of fact constitute
       Federal Criminal Violations (See 18 U.S.C. 1001).

                      GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sec. 232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule
    13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).

                        Exhibit A

                 [MERRILL LYNCH LETTERHEAD]

                                          Benefits and Investment Solutions
Emily R. Fernandez                        Private Client Group
Senior Client Service Manager             9603 So. Meridian Blvd.
Assistant Vice President                  Englewood, Colorado  80112
                                          303/264-5060 fax - 9201



June 26, 2000


Syncor International Corporation
Edwin Burgos
6464 Canoga Avenue
Woodland Hills, CA  91367

Re:  Syncor Employee's Savings and Stock Ownership Plan

Dear Syncor International Corporation:

We apologize for the fact that Merrill Lynch has not yet provided all the financials for the Syncor Leveraged ESOP audit. Historically these financial reports were due to you on or before June 1 in order to give Syncor sufficient time for their auditors to prepare the 11K filing. The necessary financial reports will be provided to you on July 5, 2000.

Please call me if you have further questions.


Cordially,

/s/ Emily R. Fernandez
    Emily R. Fernandez
    Senior Client Service Manager
    Assistant Vice President





                              Exhibit B

                          [KPMG LETTERHEAD]

     355 South Grand Avenue                Telephone 213 972 4000
     Suite 2000                            Fax 213 622 1217
     Los Angeles, CA 90071-1568


June 22, 2000



Mr. Ed Burgos
Syncor International Corporation
6464 Canoga Avenue
Woodland Hills, California 91367

Dear Ed:

This is to confirm our understanding regarding the timing of our audit procedures related to the Syncor International Corporation Employees' Savings and Stock Ownership Plan (the Plan). As of the date of this letter, we have not received the year end documents from the Plan trustee, Merrill Lynch, which we need in order to commence our audit of the Plan. Although we anticipate receiving these documents on June 26, 2000, this will not provide us with sufficient time to complete our procedures and issue our report prior to the filing deadline of June 28, 2000 for the Form 11-K. Based on the aforementioned, we recommend that you file for an extension of time with the Securities and Exchange Commission.

Very truly your,


KPMG LLP

/s/ John D. Owens
    John D. Owens
    Partner